

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   March 29, 2011

Mr. Michael A. Zeher
Chief Executive Officer
Nutrition 21, Inc.
4 Manhattanville Road
Purchase, New York 10577-2197

>   **Re:**   **Nutrition 21, Inc**
>   **Form 10-K and Definitive Proxy Statement**
>   **Filed September 22, 2010**
>   **File No. 001-12106**

Dear Mr. Zeher:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Pharmaceutical Products Licensed to Third Parties, page 6

1. Please provide revised disclosure for inclusion in future filings that expands the discussion of the Biosynexus agreement to disclose the aggregate amount of milestone payments you may receive and the amount of milestone payments you have received to date. In addition, please quantify the royalty provisions to provide a range within ten percent or a general discussion such as single digits, mid teens, etc.

Nutritional Patents, page 8

2. Please provide revised disclosure for inclusion in future filings which expands the discussion to clarify the jurisdiction in which you obtained the patents described in this section.

Pharmaceutical Patents, page 9

3. To the extent the patents referred to in the discussion are material, please provide proposed revised disclosure for inclusion in future filings that expands the discussion to identify the products and/or technology to which the patent or group of patents applications pertain, disclose when the respective granted patent or groups of patents are scheduled to expire, and disclose the jurisdictions in which the patents were obtained.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John L. Krug, Senior Counsel, at (202)551-3862 or Dan Greenspan, Special Counsel, at (202) 551-3623 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director